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                    NORFOLK SOUTHERN CORPORATION
                DIRECTORS' CHARITABLE AWARD PROGRAM


Purpose	     To promote the interests of Norfolk Southern
               Corporation and its Directors in supporting charitable and educational organizations, and to provide an additional source of funding for the Norfolk Southern Foundation (Foundation).

Eligibility    All Directors serving on, or elected after,
               February 1, 1996.

Contribution   Directors serving on February 1, 1996:
Amount         $500,000

               Directors elected after February 1, 1996:
               vest in 20% increments over a 5 year period in accordance with the attached table.

Eligible       Educational, scientific, literary, cultural
Organizations  and other organizations with similar non-
               religious purposes, contributions to which are deductible for Federal income tax purposes
               (excluding a private foundation founded, maintained or operated by a Director or a member of the Directors' immediate family).

               The Corporation reserves the right to decline to make a contribution to any organization, if (1) the contribution will not be deductible for Federal income tax purposes at the time it will be made, or (2) the Corporation in its sole discretion, exercised in good faith by persons other than Directors, determines that making a contribution to such organization will not be in the Corporation's best interest.

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Number of      Each Director may nominate, on forms provided by
Charities      the Corporation or its agent, up to five (5)
               Eligible Organizations to receive an aggregate amount up to the Contribution Amount following that Director's death. The Director may revoke any such nomination(s), make a new nomination or nominations, or modify the amount designated for any nominee at any time.

Payments Following a Director's death, the Corporation will make ratable payments, in an aggregate annual amount not to exceed one fifth of the Contribution Amount, to each of the Eligible Organizations that, according to records maintained by the Corporation or its agent, were the deceased Director's nominees immediately prior to death. Amounts unpaid for reason of ineligibility will be paid prorata to the Director's other nominees, or if there are no other qualified nominees, then to the Foundation.

Funding The Corporation will be the beneficiary of a $1 million, corporate-owned joint-life insurance policy on each Director. Death benefits will be paid to the Corporation, and the Corporation will donate up to the Contribution Amount to no more than five Eligible Organizations nominated by the Director and the balance to the Foundation.

Termination    The Corporation reserves the right, in its sole
               discretion, to alter, amend, modify or terminate the program at any time. However, in the event of a change in Control of the Corporation (as defined on Attachment A), the Corporation immediately will donate in a lump sum the Contribution Amount in accordance with the then current nominations of each living Director and the amount of any unpaid Contribution Amount to eligible nominees of a deceased Director.

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Administration	The program will be administered by the
               Corporation's Corporate Secretary (or designated agent) whose interpretations and decisions will be final and binding on the Corporation and the Director.


                          DIRECTORS ELECTED
                            AFTER 2/1/96


      Full                            Contribution
Months of Service                        Amount

Less than 12                            $      0

    12-23                                100,000

    24-35                                200,000

    36-47                                300,000

    48-59                                400,000

60 or more                               500,000



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                            Attachment A


     For purposes of the Directors' Charitable Award Program, a Change in Control shall occur if:

(i) any person, other than the Corporation or a Subsidiary Company* or any employee benefit plan sponsored by the Corporation or a Subsidiary Company, shall become the beneficial owner of, or obtain voting control over, 20% or more of the Corporation's outstanding Common Stock;

(ii) the stockholders of the Corporation shall approve (A) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities, or other property, other than a merger of the Corporation in which holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger as immediately before, or (B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation; or

(iii) there shall have been a change in the composition of the Board of Directors such that within any period of two (2) consecutive years or less individuals who at the beginning of such period constituted such Board, together with any new directors whose election, or nomination for election by the Corporation's stockholders, was approved by a vote of at least two-thirds of the directors then in office who were directors at the beginning of such period, shall for any reason no longer constitute a majority of the directors of the Corporation.

* "Subsidiary Company" means a corporation of which at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote is owned, directly or indirectly, by the Corporation.